SEC
Mail Processing
Section

MAR 05 2018

Washington DC
413

SE(

18006364

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 23378 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PTX Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6221 Chapel Hill Blvd, Suite 200
(No. and Street)

Plano (City) Texas (State) 75093 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michelle Loretto 972-473-2230
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Brian W. Anson
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd., #120 (Address) Tarzana (City) California (State) 91356 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, Terry Harvey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PTX Securities, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CRYSTAL MARIE DOW
My Notary ID # 128609781
Expires May 11, 2019

Terry Harvey
Signature

President PTX Securities
Title

Crystal Dow
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

PTX SECURITIES, LLC

Table of Contents

BRIAN W. ANSON
*Certified Public Accountant*
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Board of Directors of PTX Securities, LLC

## Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of PTX Securities, LLC as of December 31, 2017, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of PTX Securities, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of PTX Securities, LLC's management. My responsibility is to express an opinion on PTX Securities, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to PTX Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Brian W. Anson, CPA

I have served as PTX Securities, LLC's auditor since 2016.

Tarzana, California

February 28, 2018

**PTX SECURITIES, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2017**

| | | |
|---|---|---|
| **Assets** | | **2017** |
| Current Assets | | |
| Cash and equivalents | $ | 743,336 |
| Accounts Receivable | | 6,805 |
| Other Assets | | 20,397 |
| **Total assets** | $ | 770,538 |
| **Liabilities and Members Equity** | | |
| Current liabilities | | |
| Accounts Payable | $ | 603,101 |
| Total current liabilities | | 603,101 |
| Members Equity | | 167,437 |
| Total members' equity | | 167,437 |
| **Total liabilities and members' equity** | $ | 770,538 |

*See accompanying notes to the financial statements*

**PTX SECURITIES, LLC**
**STATEMENT OF INCOME**
**FOR THE YEAR ENDED DECEMBER 31, 2017**

| | | |
|---|---|---|
| **Revenues:** | | |
| Securities commissions and fees | $ | 6,634,309 |
| Interest | | 226 |
| Total revenue | | 6,634,535 |
| **Expense:** | | |
| Commission fee | | 4,381,384 |
| Insurance | | 86,640 |
| Consulting | | 79,097 |
| Management fee | | 24,713 |
| Professional fees | | 58,865 |
| Occupancy | | 158,622 |
| Regulatory fee | | 26,973 |
| Salaries & wages | | 1,548,489 |
| Other | | 46,731 |
| Total expenses | | 6,411,514 |
| **Net income** | $ | 223,021 |

*See accompanying notes to the financial statements*

**PTX SECURITIES, LLC**
**STATEMENT OF CHANGES IN MEMBERS' EQUITY**
**DECEMBER 31, 2017**

| | Total |
|---|---|
| Balance, December 31, 2016 | $ 241,416 |
| Members' Capital Distribution | (297,000) |
| Net Income | 223,021 |
| Balance, December 31, 2017 | $ 167,437 |

**PTX SECURITIES, LLC**
**STATEMENT OF CASH FLOW**
**FOR THE YEAR ENDED DECEMBER 31, 2017**

| | | 2017 |
|---|---|---|
| **Operating activities** | | |
| Net income | $ | 223,021 |
| Adjustments to reconcile net income to net cash provided by operating activities | | |
| Accounts receivable | | 58,461 |
| Accounts payable | | 456,139 |
| Other Assets | | (12,141) |
| **Net cash provided by operating activities** | | 725,480 |
| **Financing activities** | | |
| Capital Distributions | | (297,000) |
| **Net cash used in financing activities** | | (297,000) |
| Increase in cash and equivalents | | 428,480 |
| **Cash and equivalents at 1/1/17** | | 314,856 |
| **Cash and equivalents at 12/31/17** | $ | 743,336 |

*See accompanying notes to the financial statements*

**PTX SECURITIES, LLC**
Notes to Financial Statements
December 31, 2017

**COMPANY:**
PTX SECURITIES, LLC (the "Company") was incorporated on September 20, 1978, converted to a limited liability company during 2012. PTX SECURITIES, LLC is a member of The Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company is a managing broker dealer that provides compliance and distribution services for alternative investment sponsors.

**SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:**
The management has reviewed the results of operations for the period of time from its year end December 31, 2017 through February 27, 2018 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The Company is organized as a limited liability company and the members are liable for their proportionate share of the Company's taxable income. Therefore, no provision for income taxes is reflected in these financial statements. The Company files a federal income tax return. Management has determined that the company has no uncertain tax positions. The company is no longer subject to tax examinations for years before 2014.

The financial statements are prepared on the accrual basis of accounting.

The company considers all short-term investments with an original maturity of three months or less to be cash.

The revenue for the company is 100% derived from one entity. The Company provides wholesaling distribution services to Sealy Strategic Equity Partners, LP.

**CONCENTRATIONS OF CREDIT RISK:**
The Company engages in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the standing of each counterparty.

**NET CAPITAL:**
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2017 the Company had net capital of $144,597, which was $104,390 in excess of its required net capital of $40,206; and the Company's ratio of aggregate indebtedness to net capital was 4.17 to 1.0.

**PTX SECURITIES, LLC**
Notes to Financial Statements
December 31, 2017

**USE OF ESTIMATES:**

The presentation of financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

**RELATED ENTITY TRANSACTIONS:**

Management services and operational costs are provided by an entity affiliated through common ownership and management. Payments to the affiliated entity totaled $24,713 for the year ended December 31, 2017 for management fees. The services provided are not limited to payroll services, oversight for lease and insurance needs.

**PTX SECURITIES, LLC**
**SUPPLEMENTARY INFORMATION**
**FOR THE YEAR ENDED DECEMBER 31, 2017**

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission:

| | | |
|---|---|---|
| Total Members' equity from financial condition | $ | 167,437 |
| Deduction and charges: | | (20,397) |
| Net capital before haircut charges | | 147,040 |
| Haircut | | (2,443) |
| Net Capital | $ | 144,597 |
| Minimum net cap | $ | 40,207 |
| Aggregate Indebtedness: | | |
| Accounts Payable | $ | 603,101 |
| Total aggregate indebtedness | $ | 603,101 |
| Computation of Basic Net Capital Requirement: | | |
| Minimum net capital required | $ | 40,207 |
| Net capital | | 144,597 |
| Excess net capital | $ | 104,390 |
| | | 4.17 to 1.0 |

The company computed and reported net capital of $166,495 on 12/31/17 FOCUS report which is a difference of $21,898 from this calculation. The difference resulted from a $21,898 adjustment to deferred distribution fees payable at 12/31/17.

Schedule II

PTX SECURITIES, LLC

SUPPLEMENTAL SCHEDULE REQUIRED BY RULE 17a-5

COMPUTATION FOR DETERMINATION OF RESERVED REQUIREMENTS UNDER RULE 15c3-3

OF THE SECURITIES, AND EXCHANGE COMMISSION

DECEMBER 31, 2017

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i).

Schedule III

PTX SECURITIES, LLC

SUPPLEMENTAL SCHEUDLE REQUIRED BY RULE 17a-5

INFORMATION RELATING TO POSSESSION OR

CONTROL REQUIREMENTS UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k)(2)(ii) exemptive provision.

PTX Securities, LLC

6221 Chapel Hill Blvd, Suite 200
Plano, Texas 75093

# Exemption Report

PTX Securities, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R.§240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1)1 and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(ii) throughout the period January 1, 2017 to December 31, 2017 without exemption.

PTX Securities, LLC

I, Terry Harvey, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

President

February 28, 2018

**BRIAN W. ANSON**
*Certified Public Accountant*
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
PTX Securities, LLC
Plano, Texas

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) PTX Securities, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which PTX Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) PTX Securities, LLC, stated that PTX Securities, LLC, met the identified exemption provision throughout the most recent fiscal year without exception. PTX Securities, LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about PTX Securities, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 28, 2018

**BRIAN W. ANSON**
*Certified Public Accountant*
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Members
PTX Securities, LLC
Plano, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, I have performed the procedures enumerated below, which were agreed to by PTX Securities, LLC and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of PTX Securities, LLC (the "Company") for the year ended December 31, 2017, solely to assist you and SIPC in evaluating PTX Securities, LLC 's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 28, 2018